CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date January 22, 2007

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release January 22, 2007: PURAC acquires distributor of lactates in US

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 62 16
F +31 20 590 62 17
E communications@csm.nl

Press Release

PURAC ACQUIRES DISTRIBUTOR OF LACTATES IN US

Diemen, the Netherlands, 22 January 2007 – PURAC announces the acquisition of the meat lactates business of Wilke Resources, Inc. based in Kansas, USA. Wilke operates a distribution business in lactates for meat preservation, sourcing or manufacturing lactates externally. Sales amount to USD 18 million, half of which is already based on PURAC products. The acquisition does not include Wilke's other lactate business activities such as bioremediation. The business will be fully integrated into PURAC's North American business.

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / cell phone +44 (0)7767 227506

Background information:
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.